MANAGEMENT’S DISCUSSION & ANALYSIS –2007 FIRST QUARTER

Introduction

This MD&A has been prepared by management and approved by the Board of Directors as at May 9, 2007. The following discussion of performance, financial condition and future prospects should be read in conjunction with the unaudited interim consolidated financial statements of the Company and notes thereto for the quarter ended March 31, 2007. The information supplements but does not form part of those financial statements. This discussion covers the quarter and the subsequent period up to the date of the filing of this MD&A.  All dollar amounts are stated in United States dollars.

Forward Looking Statements

This report contains forward-looking statements concerning anticipated developments on the Company’s mineral properties in Mali and Eritrea and in the Company’s other operations; planned exploration and development activities; the adequacy of the Company’s financial resources; financial projections, including, but not limited to, estimates of capital and operating costs, production, grades, processing rates, life of mine, metal prices, exchange rates, reclamation costs, net present value, internal rates of return and payback; and other events or conditions that may occur in the future.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “budget” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Information concerning the interpretation of drill results and mineral resource and reserve estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in this MD&A.

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

General

Nevsun owns and operates the Tabakoto Mine in Mali, West Africa.  The mine has been developed within a combined 100 sq km land package (83 sq km of mining licenses and 17 sq km of adjoining exploration licenses) that contains the Tabakoto deposit, the Segala deposit and a number of gold exploration targets. The exploration targets may provide production growth opportunities for the Tabakoto plant.

The Company’s operations also include the exploration and development of the Bisha Project in Eritrea, Northeast Africa.  Nevsun continues to advance the Bisha project with publication of the feasibility study on October 12, 2006, and the delivery of a Social and Environmental Impact Assessment (SEIA) to the Government of Eritrea in December, 2006.

Mineral Property Developments

Tabakoto – Mali

The Company operates an open pit gold mine and processing plant at Tabakoto.  The mine commenced operations during mid May 2006 and had difficulties in reaching planned grade and cost structure throughout 2006.  As a result of these difficulties, in February 2007 the Company completed a review of all aspects of its Mali operations, including the geological model, mine plan and operating costs.  The principal purpose of the review was to take into account the negative gold grade variances being observed between the original pre-production mining model for Tabakoto and the gold grades achieved during the actual mining operations.  Based on its review, management reduced the life of mine production of Tabakoto by two hundred thousand ounces.  The reduction results from a reduced grade for the project.  The current projected grade through the end of the project is 3.9 g/t.

In March 2007, management also reviewed the carrying value of the Tabakoto Mine and related assets as part of its annual financial reporting process for the year ended December 31, 2006.  In preparing a discounted cash flow analysis management used gold prices that declined over the next three years from $625/oz to $500/oz. The Company concluded that, in accordance with generally accepted accounting principles, a provision was required for impairment of the entire carrying value of the Tabakoto property and this was recorded in the 2006 annual financial statements.

The Company continues to operate the Tabakoto Mine as a marginal gold operation with an option on rising gold prices. For 2007, the Company has budgeted for the following operational results:

	BUDGET
	Year Totals	Q1 2007
Tonnes to be milled	706,000	156,000
Grade	4.04	4.28
Recovery	90%	88%
Ounces to be produced	82,000	18,898

During Q1 2007 Tabakoto produced approximately 18,115 ounces as compared to a budget for Q1 of 18,898 ounces and production of 18,722 ounces for Q4 2006 (restated, see table below) The mine has produced a total of 61,045 ounces in the first ten-and-a-half months of operations. Mill throughput for Q1 2007 was 155,669 tonnes as compared to a budget of 156,000 tonnes and 171,183 tonnes for Q4 2006 (634,780 tonnes since commencement of production). The average grade achieved for Q1 2007 was 4.2 g/t compared to a budget of 4.3 g/t, 3.9 g/t for Q4 2006 and 3.3 g/t from the start of production.  The results for the most recent four operating quarters are outlined in the table below. In summary, while throughput has been close to plan, grade has continued to hamper the success of the mine. Fortunately the favorable increase in the price of gold has somewhat mitigated the reduced grade.

All of the Tabakoto future production remains unhedged.  As a result, the Company continues to have full exposure to possible future benefits of higher gold prices as well as the risk of lower gold prices. The weighted average realized price per ounce sold for the quarter was $650.

The cash cost of operating the Tabakoto mine for Q1 was equal to approximately the same value as the accounting cost as there are few non-cash items related to the mine. Cash costs per ounce produced for the quarter was $690, excluding the 6% net smelter return royalty payable to the Mali government. At realized gold prices the royalty is equivalent to approximately $39 per ounce. Accordingly, during Q1, the cost to Nevsun of maintaining production at the Tabakoto mine was approximately $730 per ounce of gold produced, resulting in a net use of cash of approximately $80 per ounce. Costs per ounce were higher than planned due to lower than forecast output of ounces.  Also, included in Q1 was the cost of raising the tailings dam in the amount of approximately $1,026,000 million or approximately $57 per ounce of production. The next tailings dam lift is expected in late 2007. The high strip ratio of 15:1 also has significantly contributed to the operating costs. The budgeted strip ratio for the remainder of the year is approximately 19:1 however the strip ratio for the future is planned at 14:1 for 2008 and 5:1 for 2009.

Also affecting operating results for the quarter was the shut down of the ball mill for a week for the installation of new liners.

For Q1 2007, based on the prices realized during Q1, the production necessary to breakeven on a cash basis would have been approximately 6,800 ounces per month.

TABAKOTO MINE	Q1 2007	Q4 2006 (restated) (5)	Q3 2006	Q2 2006 (50% producing)
Key Operating Statistics (1)
Gold production (ounces)	18,115	18,722	12,039	10,350
Gold sold (ounces)	19,136	17,042	11,360	9,574
Realized price per ounce (2)	$648	$617	$621	$621

Total cash costs (3)	$12,493,593	$10,463,410	$9,883,124	$3,733,209
Cash cost per ounce produced (3)	$690	$671	$821	$361
Total production costs (4)	$12,588,962	$16,007,631	$12,220,910	$6,521,820
Production cost per ounce (4)	$693	$1,027	$1,015	$630

Other
Volume milled (tonnes)	155,669	171,183	143,462	162,147
Average mill feed grade (grams per tonne)	4.2	3.9	3.0	2.0
Average recovery rate	87%	88%	94%	94%

1 As 2006 was Nevsun’s first year of production, starting May 15, 2006, there are no comparative figures for Q1 2006

2  Per ounce weighted average, before Government 6% royalty

3 Total cash costs are calculated in accordance with the Gold Institute Production Cost Standard, which by definition excludes the 6% government royalty (approximately $39 per ounce in Q1 2007)

4 Includes total cash costs plus depreciation, depletion, amortization and accretion related to asset retirement obligations. As a result of the write-down of the Tabakoto mine in Q4 2006, there is no allocation of depreciation and depletion for quarters after Q4 2006

5 Gold production has been restated from the Company’s 2006 annual MD&A so as to include the gold produced and included in period end inventories

Production costs include all mining expenses for the quarter.  The variation in production costs from Q1 2007 to Q4 2006 is due to the write-down in Q4 2006 of the Tabakoto mine assets, thereby eliminating an allocation to production costs of depreciation and depletion during 2007. The variation in both cash cost and production cost per ounce from Q2 2006 to Q3 2006 is a result of two compounding factors: (1) stripping costs incurred were expensed from the start of stockpiling at the beginning of the year. Hence there were less strip costs per ounce of production for the short producing period of approximately one half of Q2 2006; and (2) Q3 2006 encountered a significant gold production shortfall, thereby increasing the per ounce cost.

Segala – Mali

The Company continues to review its strategy for Segala, which is located approximately 4km from Tabakoto. A trial mining program is being considered to assist management in determining whether Segala should be operated as a stand alone project at the end of life of the Tabakoto open pit or as additional feed for Tabakoto.

Bisha – Eritrea

The Company’s Bisha Project is a high-grade gold, copper, zinc volcanogenic massive sulphide deposit that has had a positive independent economic Feasibility Study completed in October 2006. A Social and Environmental Impact Assessment (SEIA) was also completed at the end of 2006. Both of these studies demonstrate the viability of the Project and both are subject to Government review as well as review by technical consultants working on behalf of potential bankers for the Project. These reviews are very advanced and there are no apparent barriers to success that cannot be reasonably resolved.

Highlights of the Feasibility Study:

Metal Production (Life of Mine)

-

1.06 million oz gold

(all payable)

-

747 million lb copper

-

1,092 million lb zinc

-

10 million oz silver

Production Schedule

- +10 years open pit mine modeled at 2 Mt/year of ore production

-

years 1 and 2, average 447,000 oz Au per year

- years 3 to 5 average 173 million lb Cu per year plus precious metal credits

-

years 6 to 10 average 218 million lb Zn plus 39 million lb Cu per year plus precious metal credits

Base Case Financial Analysis (after tax):

Rate of Return

- 26% (Au $435/oz Cu $1.44/lb prior to 2015 and $1.28 thereafter, Zn$0.57/lb, Ag $6.50/oz)

Cumulative cash flow

-

$356 million

NPV (10% discount)

-

$135 million

Payback

-

2.6 years    (pre-production capital payback)

Capital Cost Estimate

-

$196 million pre-production

Expansion Capital Estimate

-

$61 million + $31 million in two phases, funded from operations

Operating Costs

-

$31.64/tonne ore milled through life of mine

All metal prices used for the base case analysis were independently developed and provided to AMEC by a recognized independent minerals marketing consultant.

Recent Prices Case Financial Analysis (after tax):

Commodity prices have fluctuated since the preparation of the feasibility study. Updating the feasibility study estimates utilizing approximate metal prices as at April 30, 2007 over life of mine (Au $670/oz, Cu $3.70/lb, Zn $1.70/lb, Ag $13/oz), provides the following estimated outcomes:

Rate of Return

-

67%

Cumulative cash flow

-

$2,153 million

NPV (10% discount)

-

$998 million

Payback

-  1.3 years    (pre-production capital payback)

A 43-101 compliant Technical Report on the economic feasibility is accessible on SEDAR at www.SEDAR.com.

The Government of Eritrea has been actively reviewing the Feasibility Study, the Social and Environmental Impact Assessment (SEIA), and the draft Environmental Management Plan for the Bisha project. These documents were prepared on behalf of the Company by AMEC Americas for the purpose of licensing the Bisha Project. The Government of Eritrea engaged an international mining consultancy to complete a due diligence review of these documents, and the Company requested Endeavour Financial to arrange a further independent review to be completed on behalf of prospective project financing partners.

The Company has continued constructive discussion with the Government of Eritrea regarding the development of a mining agreement with a view to taking the Bisha Project into production. These discussions are still progressing. In early February H.E. Tesfai Ghebreselassie, the Minister of Energy and Mines of Eritrea, outlined the continuing strong government support for exploration and mine development in Eritrea, including the Bisha Project, in a presentation at the Indaba Conference in Cape Town.

In parallel with the mining agreement discussions, Nevsun is progressing with the selection review for an EPCM (engineering, procurement, construction and management) contractor for the Bisha Project. The Company has also sought competitive quotes for the procurement of the project’s major capital long lead items. The main critical long lead items include the crusher, SAG and ball mills, mill motors and mining fleet.

Summary of Production, Costs and After Tax Cash Flow

	Years	1	2	3	4	5	6	7	8	9	10
Project phase:	Construction	Oxide		Supergene		Primary
Gold Production
Thousands of ounces		471	424	See note 2 below
Cost/oz ($) (note 1)		150	150
Copper Production
Millions of pounds				176	163	184	57	40	39	43	45
Cost/lb Cu ($) (note 3)				0.25	0.27	0.26	See note 3 below
Zinc Production
Millions of pounds							174	241	225	216	236
Cost/lb – see note 4 below							See note 4 below

	Years	1	2	3	4	5	6	7	8	9	10
Base Case :
(Au $435/oz, Cu $1.44/lb prior to 2015 and $1.28 thereafter, Zn $0.57/lb, Ag $6.50/oz)
After tax cash flow (millions $)		94	98	94	96	87	30	29	24	32	48
Less capital expenditure	(196)	(6)	(50)	(5)	(28)		(3)

Recent commodity prices (April 30/07) :
(Au $670/oz, Cu $3.70/lb, Zn $1.70/lb, Ag $13/oz)
After tax cash flow (millions $)		171	164	323	317	337	212	227	214	219	257
Less capital expenditure	(196)	(6)	(50)	(5)		(28)	(3)

Notes:

1.

The operating cost per ounce for gold is after taking silver production as a credit.

2.

The gold produced from the supergene and primary is taken as a byproduct credit to copper and zinc.

3.

The operating cost per pound for copper from the supergene is after taking silver and gold as credits.

4.

The operating cost per pound during the primary phase has not been presented in the table so as to avoid potential misinterpretation regarding allocations of credits.  Depending upon metal prices at the time there may be greater emphasis on zinc or copper credits. If copper, gold & silver were regarded as byproducts in the zinc phase, the operating cost of zinc would be $0.06 per pound (base case).

Finance and Timing

Endeavour Financial is advising the Company in the financing of the Bisha project. Representatives of several multilateral financial institutions have visited the site and an independent technical consultant (ITC) has carried out third party due diligence on behalf of the interested financial institutions.

The Company anticipates completion of a comprehensive mining agreement with the Government during Q2/Q3 2007, with the grant of a mining license to follow shortly thereafter. Initial capital for the EPCM contracting is already in place and the Company’s advisor has been positioning the project subsidiary company to secure project debt finance.

Assuming a normal progression with finance, the Company anticipates commencement of production in mid- 2009.

Selected Quarterly Information

Selected consolidated financial information for the most recent eight quarters (unaudited):

	2007 1st	2006 4th	2006 3rd	2006 2nd
Revenue	$ 12,405,079	$ 10,159,467	$ 7,051,059	$ 5,945,387
Net loss	$ (3,590,747)	$ (90,697,043)	$ (7,705,074)	$ (4,914,874)
Loss per share (basic & fully diluted)	$ (0.03)	$ (0.85)	$ (0.07)	$ (0.05)
	2006 1st	2005 4th	2005 3rd	2005 2nd
Revenue	$ -	$ -	$ -	$ -
Net loss	$ (6,007,664)	$ (2,872,810)	$ (1,223,634)	$ (2,734,080)
Loss per share (basic & fully diluted)	$ (0.06)	$ (0.03)	$ (0.01)	$ (0.04)

Results of Operations

The loss for the quarter of $ 3,590,747 (Q1 2006 – $6,007,664) includes mining expenses of $13,262,919 and reflects the operation of the Tabakoto Mine during Q1 2007. The mine commenced operations half way through Q2 2006. Revenue of $12,405,079 for Q1 2007 is up from Q4 2006 ($10,159,467) as a result of more ounces sold 19,136 (Q4 2006 – 16,534) and a higher realized price per ounce $650 (Q4 2006 – $617).  As 2006 was the first year of mining operations for the Company, there were no similar results for Q2 to Q4 2005.

Other significant expenses for the quarter include exploration of $980,954 (Q1 2006 – $1,732,169). For both 2007 and 2006 the exploration costs pertained almost entirely to activities in Eritrea. General and administrative expenses for Q1 2007 were $1,921,200 (Q1 2006 - $882,556), an increase mainly due to an increase of stock based compensation expenses $1,046,641 (Q1 2006 - $309,122) and consulting expenses $273,812 (Q1 2006 - $37,668).

Variations in the losses for the most recent eight quarters reflect the impact of a combination of four main factors; provision for impairment, mine operating costs, exploration expenses and stock-based compensation:

(1)

provision for impairment recorded in Q4 2006 in the amount of $81,116,202 was a result of a thorough evaluation by the Company of the recoverability of the Tabakoto mine assets.

(2)

mine operating costs in Q1/2007 $ 13,262,919, Q4/2006 $10,950,206, Q3/2006 $10,370,541, Q2/2006 $5,773,324, Q1/2006 $3,555,217. During Q1/2006 and the first half of Q2/2006 mine operating costs represented stripping and stockpiling operations only. During Q3/2006 the Tabakoto mine came into in full commercial production.

(3)

exploration expenditures in Q1/2007 $980,954, Q4/2006 $1,939,068, Q3/2006 $1,308,325, Q2/2006 $1,315,736, Q1/2006 $1,732,169, Q4/2005 $2,096,150, Q3/2005 $831,510, Q2/2005 $2,251,697. Exploration activities for the most recent eight quarters consisted largely of the development of scoping and then feasibility studies for the Bisha project. During Q2/2005 there was also an active ground exploration program in Eritrea.

(4)

stock-based compensation in Q1/2007 $ 1,046,641, Q4/2006 $512,610, Q3/2006 $401,228, Q2/2006 $419,734, Q1/2006 $391,075, Q4/2005 $510,118, Q3/2005 $299,393, Q2/2005 $268,094.

Liquidity and Capital Resources

The Company’s working capital at March 31, 2007 was $20.3 million (Dec 31, 2006 – $23.9 million).  Subject to the risks described elsewhere in this MD&A and the interim consolidated financial statements, these funds are expected to be sufficient for the next year, excluding development capital required for the Bisha Project in Eritrea.

During the past year, the Company closed two equity financings; one in May 2006 for $9 million (CDN$10 million) and another in October 2006 for $25 million (CDN$30 million). While Nevsun has been successful in raising funds in the equity market in the past, there is no guarantee that such funding will continue to be available. There was no financing activity during Q1 2007.

The financing requirement for the development of the Bisha Project is in the order of $200 million, as disclosed in this MD&A under the heading “Highlights of the Feasibility Study”. It is expected that these funds will be supplied mainly from Project debt finance, sourced from a few international organizations who commenced the orientation to the Project during 2006.

Contractual obligations:

Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	Over 5 years
Long-Term Liabilities	3,970,000	-	3,970,000	-	-
Purchase Obligations	25,500,000	5,000,000	20,500,000	-	-
Total Contractual Obligations	29,470,000	5,000,000	24,470,000	-

The contractual obligations are more fully described in notes 8 and 10 to the Company’s interim financial statements. Purchase obligations mainly relate to minimum supply contracts for energy and fuel for the Tabakoto Mine.

Use of Financial Instruments

The Company has not entered into any specialized financial agreements to minimize its commodity risk, investment risk or currency risk. There are no off-balance sheet arrangements. The principal financial instruments affecting the Company’s financial condition and results of operations is currently its cash and short-term investment portfolio. To minimize risk the funds are kept in highly liquid instruments managed by independent financial managers with ultimate oversight by the Company. Unrealized losses, measured on a portfolio basis, are recorded while unrealized gains are deferred until disposition. Foreign currency exposure is minimized by retaining all but a small portion of both the cash and investment portfolio in United States dollar denominated instruments. The United States dollar is the predominant currency within the industry. The Company also contracts for goods and services mainly in United States currency.

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the financial statements include the Company’s estimate of recoverable value on its property, plant and equipment, site reclamation and rehabilitation as well as the value assigned to stock-based compensation expense. These estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.

The factors affecting stock-based compensation include estimates of when stock options might be exercised and the stock price volatility. The timing for exercise of options is out of the Company’s control and will depend, among other things, upon a variety of factors including the market value of Company shares and financial objectives of the holders of the options. The Company has used historical data to determine volatility in accordance with Black-Scholes modeling, however the future volatility is inherently uncertain and the model has its limitations.

While these estimates can have a material impact on the stock-based compensation expense and hence results of operations, there is no impact on the Company’s financial condition.

The Company’s recoverability evaluation of its property, plant and equipment is based on market conditions for minerals, underlying mineral resources associated with the assets and future costs that may be required for ultimate realization through mining operations or by sale.  The Company is in an industry that is exposed to a number of risks and uncertainties, including exploration risk, development risk, commodity price risk, operating risk, ownership and political risk, funding and currency risk, as well as environmental risk. Bearing these risks in mind, the Company has assumed recent world commodity prices will be achievable, as will costs used in studies for construction and mining operations. The Company has relied on reserve reports by independent engineers on the Bisha property in Eritrea and has evaluated the Mali properties internally, also using the work of experts. All of these assumptions are potentially subject to change, out of the Company’s control, however such changes are not determinable. Accordingly, there is always the potential for a material adjustment to the value assigned to property, plant and equipment.

The Company has an obligation to reclaim its properties after the minerals have been mined from the site.  As a result the Company has recorded a liability for the fair value of the reclamation and closure costs it expects to incur.  The Company estimated applicable inflation and credit-adjusted risk-free rates as well as expected reclamation and closure time frames. To the extent that the estimated reclamation costs change, such changes will impact future accretion recorded.

Disclosure Controls and Procedures

The Company’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining the Company’s disclosure controls and procedures to provide reasonable assurance that all relevant information is gathered and reported to them on a timely basis so that the appropriate decisions can be made regarding public disclosures.

The Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures have concluded that, as at March 31, 2007, the Company’s disclosure controls and procedures were not effective, due to the material weakness in the Company’s internal control over financial reporting described below under “Internal Control over Financial Reporting”.

In the preparation of the interim consolidated financial statements for the period ended March 31, 2007, the Chief Executive Officer and Chief Financial Officer ensured additional procedures were undertaken to compensate for the weakness described above.

Internal Controls over Financial Reporting

The Company’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining internal control over financial reporting, and have designed internal control over financial reporting or caused internal control over financial reporting to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance to Canadian generally accepted accounting principles (GAAP), including a reconciliation to United States GAAP.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect material misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Chief Executive Officer and Chief Financial Officer have commenced the evaluation of the effectiveness of the Company’s internal control over financial reporting, pursuant to the requirements of Multilateral Instrument 52-109 and Rule 13a-15 under the U.S. Securities Exchange Act of 1934, as amended.  In making its assessment of internal control over financial reporting, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Management has concluded that, for the period ending March 31, 2007, a material weakness existed in the Company’s internal control over financial reporting.  An internal control material weakness is a significant deficiency, or aggregation of deficiencies, that does not reduce to a relatively low level the risk that material misstatements in financial statements will be prevented or detected on a timely basis by employees in the normal course of their work. Management has determined that the material weakness was caused by personnel constraints within the Company’s Tabakoto operations in Mali.  Such material weakness could result in a failure to detect breakdowns in the effective operation of underlying controls and could result in material misstatements in the financial statements.

In the preparation of the interim consolidated financial statements for the period ended March 31, 2007, the Chief Executive Officer and Chief Financial Officer ensured additional procedures were undertaken to compensate for the weakness described above.

Changes in Internal Control Over Financial Reporting

Since identification of the weakness described above, management has taken steps to improve internal control over financial reporting. Management has assigned specific control monitoring responsibilities to correct the material weakness identified and has commenced building capacity of its staff in operations by the addition of trained personnel.

Changes in Accounting Policy

Effective January 1, 2007 the Company has adopted three new accounting standards issued by the Canadian Institute of Chartered Accountants, Comprehensive Income; Financial Instruments – Presentation and Disclosure and Financial Instruments – Recognition and Measurement. A description of these standards and the impact of their adoption on the Company is discussed in note 2 to the interim consolidated financial statements.

“John A. Clarke”

John A. Clarke

President & CEO

May 9, 2007